EXHIBIT 3.05

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

KENTUCKY UTILITIES COMPANY

Pursuant to the provisions of the Kentucky Revised Statutes and the Virginia Corporation Act, the following Articles of Amendment to the Articles of Incorporation of Kentucky Utilities Company, a Kentucky and Virginia corporation (the “Corporation”), are hereby adopted:

FIRST:              The name of the Corporation is Kentucky Utilities Company.

SECOND:         The text of the amendment to Article Seventh of the Corporation’s Articles of Incorporation is as follows:

“SEVENTH:     All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its Board of Directors.  The number of directors shall be fixed by resolution of the Board of Directors from time to time.

The Board of Directors of the corporation, to the extent not prohibited by law, shall have the power to cause the corporation to repurchase its own shares and shall have the power to make distributions from time to time to the corporation’s shareholders.”

THIRD:             The above designated amendments do not provide for an exchange, reclassification or cancellation of issued shares of stock of the Corporation.

FOURTH:         The designated amendments were adopted by the Corporation’s Board of Directors on July 1, 2002, and submitted for approval by the Corporation’s sole shareholder entitled to vote.  The Corporation has 31,817,878 outstanding shares of common stock, without par value, which are entitled to vote on the amendment.  One hundred percent of the common shares were indisputably represented at a duly called shareholders’ meeting held on December 16, 2003, with 31,817,878 of the common shares indisputably cast in favor of the amendment, such vote being sufficient for approval of the amendment.

DATED:	February 6, 2004
Kentucky Utilities Company

BY:
John R. McCall
Executive Vice President,
General Counsel and Corporate Secretary